SECOND CERTIFICATE OF AMENDMENT OF THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AEYE, INC.

AEye, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.               This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation filed with the Secretary of State on August 16, 2021, as further amended on May 9, 2023 (the “Second Amended and Restated Certificate of Incorporation”).

2.               The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3.               Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), each thirty (30) shares of Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share, of the Corporation (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split and, in lieu thereof, the fractional shares will be aggregated by the transfer agent and sold as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of such holders who would have otherwise been entitled to receive a fractional share. Upon completion of such sale, stockholders who would have been entitled to a fractional share shall receive a cash payment (without interest) from the transfer agent in an amount equal to their respective pro rata share of the total proceeds of such sale net of any brokerage costs incurred by the transfer agent to sell such shares.

4.               All other provisions of the Second Amended and Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer this 21st day of December 2023.

By: ________________________________

Name:	Andrew S. Hughes
Title:	Senior Vice President, General Counsel & Corporate Secretary